January 12, 2006

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Watsco, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File No. 1-5581

Ladies and Gentlemen:

Set forth below are the responses of Watsco, Inc., a Florida corporation (the “Company”), to the Staff’s comments provided in the letter dated December 15, 2005 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K”), which was reviewed by John Cash and Jennifer Thompson of the Staff.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-K. Responses to these comments are set forth in this letter. In responding to the Staff’s comments in the Comment Letter, we have, for convenience, referred to the headings and numbers used in the Comment Letter.

Form 10-K for the year ended December 31, 2004

Financial Statements for the Year Ended December 31, 2004

Consolidated Statements of Income

1.	The Company supplementally advises the Staff that the Company has two classes of capital stock — Common Stock (“Common”) and Class B Common Stock (“Class B”). The Company’s Common is traded on the New York Stock Exchange under the symbol WSO and Class B is traded on the American Stock Exchange under the symbol WSOB. Based on market prices published by the exchanges there is generally little difference in the trading value of WSO and WSOB on the exchanges (for example, at the close of trading on January 6, 2006, WSO traded at $63.78 and WSOB traded at $64.83). In Note 9 to the Consolidated Financial Statements for the fiscal year ended December 31, 2004, the Company disclosed the primary differences between the two classes of stock: (i) voting rights - one vote for Common versus ten votes for Class B; (ii) election of directors - Common shareholders elect 25% of the members of the Board of Directors versus 75% of the members of the Board of Directors who are elected by the Class B shareholders and; (iii) dividend payment - cash dividends may be paid on Common without paying a cash dividend on Class B and no cash dividend may be paid on Class B unless at least an equal cash dividend is paid on Common.

The Company calculates earnings per share (“EPS”) using the two-class method in accordance with FASB Statement No. 128, Earnings Per Share (“FASB 128”) as clarified by EITF Issue No. 03-6: Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share (“EITF 03-6”), which mandates use of the two-class method when participating securities are involved. EITF 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing EPS and how earnings should be allocated to a participating security when using the two-class method for computing EPS. Following this guidance, Class B is considered a “participating security” requiring the use of the two-class method for the computation of EPS. Each share of the Company’s Class B is freely convertible, at the option of the shareholder, into one share of Common. Accordingly, EPS has been computed assuming the conversion of the Class B shares into Common shares as of the beginning of each period.

Furthermore, under the two-class method, EPS for each class of common stock and participating securities is determined according to dividends declared and participation rights in undistributed earnings and earnings are allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings had been distributed. For over 30 years, the Company’s Class B has consistently participated equally in dividends on a 1:1 per share ratio with Common (e.g., no preferential treatment with equal sharing in the distribution of earnings – see Example A in EITF 03-6). This equal treatment has resulted from quarterly Board of Director declarations. Although, under the terms set forth in the Company’s Articles of Incorporation, a dividend may be paid on Common without paying a cash dividend on Class B, this is an unlikely scenario because voting control of the Company (including ownership of over 80% of the Class B shares) resides with one shareholder, the Company’s Chairman, President and Chief Executive Officer, and the dividend policy has been long-standing and well established.

The calculation of EPS using the two-class method yields the same basic and diluted EPS for both Common and Class B. Therefore, the Company presents one EPS calculation for both Common and Class B for each period presented in the Consolidated Statements of Income, denotes two classes of stock on the face of its consolidated financial statements, and discloses information regarding the classes of its capital stock in the notes to the consolidated financial statements.

Note 1—Significant Accounting Policies—Inventories

2.	The Company supplementally advises the Staff that the Company had historically disclosed in the accounting policy section to the notes of its consolidated financial statements that its inventories are stated at the lower of cost (first-in, first-out basis (“FIFO”)) or market, although the Company’s existing computer system applications tracked and valued inventories for financial reporting purposes using the weighted-average cost basis (“WAC”). Each reporting period management would quantify and evaluate the difference, if any, between FIFO and WAC and, if applicable, evaluate whether the difference was material to the consolidated results of operations or financial position to require the recording of an adjustment to present inventories at the FIFO value, as disclosed in the Company’s accounting policy footnote. Effective in the fourth quarter of 2004, management determined that the more appropriate accounting policy to use and disclose was WAC and as a result, changed the accounting policy disclosure from FIFO to WAC in the notes to the consolidated financial statements as of and for the year ended December 31, 2004. In future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Acts”), we will expand our disclosure regarding the nature of and justification for the change in accounting principle as required under paragraph 17 of APB 20. The filing of an Exhibit 18 preferability letter from our external auditors was not required due to the fact that the change in accounting methodology, as previously disclosed (and illustrated below), was not material. The quantitative impact that this change in accounting principle would have had, without considering the turn around impact is as follows (000’s):

	(A) 12/31/2002	(B) 12/31/2003	(C) 12/31/2004
Inventories, as reported	$176,407	$194,267	$218,704

Cost of Sales, as reported	$893,614	$927,825	$978,089

Income Before Income Taxes, as reported	$43,734	$55,680	$77,639

The Company supplementally advises the Staff that, as described above, as of and for each of the three years ended December 31, 2002, 2003 and 2004, inventories were calculated and reported under the WAC method.

(A)	There was no unrecorded audit adjustment to state inventories on the FIFO basis at December 31, 2002, as FIFO closely approximated WAC.

(B)	An audit adjustment to state inventories on the FIFO basis in the amount of $1,000 ($627 after-tax) was calculated (based on the aggregate difference between inventories valued under WAC and what they would have been valued under FIFO) and waived at December 31, 2003. The adjustment would have increased inventories on-hand as of December 31, 2003, and income before income taxes for the year then ended, by $1,000 and decreased cost of sales by $1,000.

(C)	It was determined that the aggregate difference between inventories valued under WAC and what they would have been valued under FIFO at December 31, 2004 would approximate the amount quantified at December 31, 2003 (see (B) above). As of the prior reporting period (September 30, 2004), the calculated aggregate difference was $1,400 ($873 after-tax) and waived at September 30, 2004. The adjustment would have increased inventories on-hand as of September 30, 2004, and income before income taxes for the nine-month period then ended, by $1,400 and decreased cost of sales by $1,400.

Management and the Audit Committee concluded, and the Company’s external auditors concurred, that neither the proposed and waived adjustment for 2003 (see (B) above), nor the impact of the calculated difference for 2004 (see (C) above) were material to the consolidated financial statements of the Company as of December 31, 2003 and 2004, or for each of the years then ended, respectively, from either a quantitative or qualitative standpoint. Accordingly, the change in accounting to the WAC method had no retrospective impact.

The Company supplementally advises the Staff that the Company’s existing inventories consist solely of finished goods relating to air conditioning, heating and refrigeration equipment and related parts and supplies (“HVAC”), primarily for residential use. HVAC products have been in the marketplace for several decades without substantial swings in price from year to year. The fact that they are finished goods with low price volatility and consistent movement (on average higher than four inventory turns per year) reduces the risk and impact of highly inflationary or deflationary pricing and, therefore, historically has not had a significant impact on the carrying value of inventories whether the Company follows a costing method based on WAC or FIFO basis. This assertion was consistently corroborated each reporting period by the relative insignificance of the calculated aggregate difference between inventories valued under WAC and inventories valued under FIFO.

In responding to your comments, management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at (305) 714-4115 if you require further information.

Sincerely,

Ana M. Menendez

Chief Financial Officer